U. S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C.  20549

                                   FORM 12b-25
                          NOTIFICATION OF LATE FILING

                                   (Check one)
   [X]Form 10-KSB [ ]Form 20-F   [ ]Form 11-K   [ ]Form 10-QSB  [ ]Form N-SAR
                       For Period Ended: October 31, 1998
                                         ----------------
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR

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Nothing in this form shall be construed to imply that the Commission has verified any of the information contained herein.

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If the notification applies to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A
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PART I - Registrant Information

Full Name of Registrant:               COMPUTER OUTSOURCING SERVICES, INC.
Former Name if Applicable:             N/A
Address of Principal Executive Office: 2 Christie Heights Street
  (Street and Number)
City, State and Zip Code:              Leonia, NJ  07605

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PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or any portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - Narrative

State in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the pre-scribed time period.

     Additional time is required in order for the registrant to complete its financial statements.

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PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notifica-tion:
       Nicholas Letizia, CFO       (201)        840-4717
       ---------------------   ------------------------------
              (Name)           (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the regis-trant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                              [X]Yes   [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earn-ings statements to be included in the subject report or portion thereof?
                                                                 [X]Yes   [ ]No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Registrant's net income is expected to be at least $2,723,000 ($0.61 per diluted share) in fiscal 1998. This compares with net income of $561,329 ($0.14 per diluted share) for fiscal 1997.

     Also, please note the change in Registrant's Principal Executive Office.

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                      COMPUTER OUTSOURCING SERVICES, INC.
               ------------------------------------------------
               (Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 29, 1999                               By:      /s/
                                                     Nicholas J. Letizia
                                                     Chief Financial Officer